UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alamo Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

011295102

(CUSIP Number)

Philip K. Mann
10575 Katy Freeway, Suite 300
Houston, Texas 77024
(832) 436-1832

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011295102

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Philip K. Mann

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization United Kingdom

	7.	Sole Voting Power 2,884,900
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 2,884,900
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,884,900

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 4.91%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 30, 2009 (the “Statement”) by Philip K. Mann (“Reporting Person”) relating to shares of the $.001 par value common stock (“Common Stock”) of Alamo Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 10575 Katy Freeway, Suite 300, Houston, Texas 77024.  This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the Common Stockbeneficially owned by the Reporting Person. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background.

(a)	Name:	Philip K. Mann

(b)	Business Address:	10575 Katy Freeway, Suite 300, Houston, Texas 77024

(c)	Present Principal Occupation:	Secretary of the Issuer

(d)	Disclosure of Criminal Proceedings:	The Reporting Person has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
The Reporting Person has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	The Reporting Person is a citizen of the United Kingdom.

Item 5. Interest in Securities of the Issuer.

Item No. 5 is amended by replacing sections (a) and (b) thereof in their entirety with the following:

(a)
The Reporting Person directly and personally owns 2,884,900 shares of Common Stock, which comprises 4.91% of the Issuer’s total issued and outstanding shares of 58,784,337 shares as of November 28, 2011.

(b)	The Reporting Person has sole voting and dispositive power as to the 2,884,900 shares he owns directly.

Item No. 5 is further amended by supplementing section (c) thereof with the following:

(c)
On November 17, 2011, the Reporting Person sold 10,000 shares of Common Stock in an open market sale at a price of $0.33 per share.

On November 18, 2011, the Reporting Person sold 10,000 shares of Common Stock in an open market sale at a price of $0.325 per share.

On November 21, 2011, the Reporting Person sold 5,600 shares of Common Stock in an open market sale at a price of $0.30 per share.

On November 22, 2011, the Reporting Person sold 19,500 shares of Common Stock in an open market sale at a price of $0.205 per share.

On November 23, 2011, the Reporting Person sold 40,000 shares of Common Stock in an open market sale at a price of $0.17 per share.

On November 25, 2011, the Reporting Person sold 30,000 shares of Common Stock in an open market sale at a price of $0.165 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2011

/s/ Philip K. Mann
Philip K. Mann

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)